VIA EDGAR

November 17, 2016

Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Investment Managers Series Trust (filing relates to the 361 Domestic Long/Short Equity Fund and 361 Global Long /Short Equity Fund) (File Nos. 333-122901 and 811-21719)

Dear Ms. Dubey:

This letter summarizes the comments provided by you on November 10, 2016, to the Preliminary Proxy Statement on Schedule 14A filed by Investment Managers Series Trust (the “Registrant”), with the Commission via EDGAR Accession No. 0001398344-16-020418 on November 7, 2016 (the “Proxy Statement”). The purpose of the Proxy Statement is to solicit proxies in connection with a meeting of the shareholders of the 361 Domestic Long/Short Equity Fund and 361 Global Long/Short Equity Fund, each a series of the Trust (the “Funds”), at which such shareholders will be asked to approve a new investment sub-advisory agreement between 361 Capital, LLC, the investment advisor to the Funds, and Analytic Investors, LLC. The responses to the comments are included below and will be reflected in the Registrant’s definitive Proxy Statement, to be filed concurrently with this letter.

1.	Comment: Please confirm that the form of proxy card setting forth each proposal to be voted on by shareholders of the Funds will be filed with the definitive Proxy Statement.

Response: The Registrant confirms the form of proxy card has been filed with the definitive Proxy Statement.

2.
Comment: Item 22(a)(3)(ii) of Schedule 14A requires that when a fund proxy statement solicits a vote on proposals affecting more than one fund or class of securities of a fund, a summary of all of the proposals should be presented in tabular form on one of the first three pages of the proxy statement, and the proxy statement should indicate which fund or class shareholders are solicited with respect to each proposal. Accordingly, please provide separate proposals for the approval of the new sub-advisory agreement by shareholders of the 361 Domestic Long/Short Equity Fund and 361 Global Long/Short Equity Fund. Also, please include separate proposals on the proxy card.

Response: The proposals have been revised as follows:

Proposal		Fund Shares Entitled to Vote
1.	Approval of a new sub-advisory agreement between 361 Capital, LLC and Analytic Investors LLC with respect to the 361 Domestic Long/Short Equity Fund.	361 Domestic Long/Short Equity Fund Investor Class Class I Class Y
2.	Approval of a new sub-advisory agreement between 361 Capital, LLC and Analytic Investors LLC with respect to the 361 Global Long/Short Equity Fund.	361 Global Long/Short Equity Fund Investor Class Class I Class Y
3.	Any other matters that properly come before the meeting.	361 Domestic Long/Short Equity Fund Investor Class Class I Class Y 361 Global Long/Short Equity Fund Investor Class Class I Class Y

Where applicable, the proxy statement has been revised to clarify that the new sub-advisory agreement is to be approved separately by the shareholders of the 361 Domestic Long/Short Equity Fund and the shareholders of the 361 Global Long/Short Equity Fund.

The proposals are also reflected on the form of proxy card.

3.
Comment: Item 22(c)(1)(i) of Schedule 14A requires with respect to a fund’s existing investment advisory contract disclosure of the date of the contract and the date on which it was last submitted to a vote of security holders of the fund, including the purpose of such submission.

Response: The Registrant has added the following disclosure to the proxy statement:

“The Advisor and Analytic entered into the Initial Agreement with respect to the Domestic Fund effective March 31, 2016, and with respect to the Global Fund effective December 12, 2014. The Initial Agreement was submitted to the initial shareholder of each Fund for the purpose of approving the agreement. The initial shareholder of the Domestic Fund approved the Initial Agreement with respect to the Domestic Fund on March 28, 2016, and the initial shareholder of the Global Fund approved the Initial Agreement with respect to the Global Fund on December 5, 2014.”

4.
Comment:  The proxy statement provides that Analytic Investors, LLC is entitled to receive an annual fee of 0.625% of the 361 Global Long/Short Equity Fund’s daily net assets; however, under the Initial Agreement the fee was 0.3125% for the first six months following the Fund’s inception date. Please clarify the inception date for the 361 Global Long/Short Equity Fund so that it is clear whether the Fund is still within the initial six-month period.

Response: The 361 Global Long/Short Equity Fund commenced operation on December 12, 2014. The Registrant has revised the disclosure to indicate that the 361 Global Long/Short Equity Fund is not within the initial six-month period as follows:

“*Under the Initial Agreement, the fee was 0.3125% for the first six months following the Fund’s inception date (December 12, 2014).”

5.	Comment: Please indicate in the proxy statement what will happen in the event that shareholders of one Fund approve the new sub-advisory agreement but shareholders of the other Fund do not.

Response: The Registrant has added the following disclosure under “Questions & Answers – What vote is required to approve the proposal:”

“The approval of the new sub-advisory agreement by shareholders of a Fund is not dependent upon the approval of the new sub-advisory agreement by shareholders of the other Fund. For example, if the new sub-advisory agreement were approved by shareholders of the Domestic Fund but not by shareholders of the Global Fund, Analytic would serve as the sub-advisor to only the Domestic Fund. If the appointment of Analytic were not approved with respect to a Fund, the Board of Trustees would take appropriate action to ensure continuity of management of the Fund after reviewing the available alternatives, which may include approving another sub-advisor or liquidating the Fund.”

In addition, the Registrant has added the disclosure in bold below to the section entitled “Required Vote:”

“The approval of the new sub-advisory agreement by shareholders of a Fund is not dependent upon the approval of the new sub-advisory agreement by shareholders of the other Fund. For example, if the new sub-advisory agreement were approved by shareholders of the Domestic Fund but not by shareholders of the Global Fund, Analytic would serve as the sub-advisor to only the Domestic Fund pursuant to the New Agreement, and the New Agreement would terminate with respect to the Global Fund on February 28, 2017, which is 150 days after the effective date. If the appointment of Analytic is not approved with respect to a Fund, the Board of Trustees will take appropriate action to ensure continuity of management of the Fund after reviewing the available alternatives, which may include approving another sub-advisor, or the Board may liquidate the Fund.”

6.	Comment: In an appropriate place in the document, please include a discussion of the safe harbor provision under Section 15(f) of the Investment Company Act of 1940.

Response: The following disclosure has been added before the section entitled “Voting Procedures”:

“Section 15(f) Safe Harbor

Section 15(f) of the 1940 Act provides a non-exclusive safe harbor for an investment advisor or any of its affiliated persons to receive any amount or benefit in connection with a sale of securities of, or any other interest in, such advisor which results in an assignment of an investment advisory contract with an investment company as long as two conditions are met.

•
First, for a two-year period following the transaction, no “unfair burden” may be imposed on an investment company as a result of the transaction, or any express or implied terms, conditions or understandings applicable to the transaction. As defined in the 1940 Act, the term “unfair burden” includes any arrangement during the two-year period after the date on which the transaction occurs whereby the investment advisor (or its predecessor or successor) or any interested person of any such advisor receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company. The Trust is not aware of any circumstances relating to the Transaction that might result in the imposition of an “unfair burden” on the Funds as a result of the Transaction.

•
Second, during the three-year period immediately following the transaction, at least 75% of the investment company’s board of directors must not be “interested persons” of the investment advisor or the predecessor investment advisor within the meaning of the 1940 Act. The Board currently satisfies this condition.”

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 385-5777.

Very truly yours,

Diane J. Drake

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